Putnam Investments
100 Federal Street
Boston, MA 02110
May 22, 2020

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: DeCarlo McLaren

Re:	Comments on Post-Effective Amendment No. 333 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 332 under the Investment Company
Act of 1940, as amended (the “Investment Company Act”), to the Registration Statement
on Form N-1A (File Nos. 333-515 and 811-07513) (the “Registration Statement”) of
Putnam Funds Trust (the “Registrant”), filed with the Securities and Exchange
Commission (the “Commission”) on March 31, 2020 (the “485(a) Amendment”), with respect to its series Putnam Short Term Investment Fund (the “Fund”)

Dear Mr. McLaren:

This letter responds to the comments that you provided telephonically to Caitlin Robinson of Putnam Investment Management, LLC (“Putnam Management”), investment adviser to the Funds, and to James Forbes of Ropes & Gray LLP, counsel to the Funds, on behalf of the Staff of the Commission (the “Commission Staff”) on May 18, 2020 regarding the 485(a) Amendment. For convenience of reference, I have summarized the Commission Staff’s comments before the Registrant’s responses. These responses will be reflected in a post-effective amendment to the Registration Statement, to be filed with the Commission on or around May 29, 2020 (the “485(b) Amendment”). References to page numbers or specific text in the Commission Staff’s comments and the Registrant’s responses are to the corresponding page numbers and text of the 485(a) Amendment, as indicated.

General Comment

1. Comment: Please respond to all comments via correspondence on EDGAR no later than five business days before the 485(b) Amendment is scheduled to become automatically effective. Please finalize the Registration Statement filed with the 485(b) Amendment with all brackets removed and all material information provided. Please include in the response filed via correspondence any revisions to disclosure in the Registration Statement contemplated by the Registrant’s responses. The Commission Staff notes that the Registrant is responsible for the adequacy and accuracy of the Registration Statement.

Response: The Registrant confirms that it intends to respond to all comments via correspondence on EDGAR no later than five business days before the 485(b) Amendment is scheduled to become automatically effective. The Registrant further confirms that it will

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revise the Registration Statement filed with the 485(b) Amendment to remove all brackets and provide all material information. The Registrant has included in each response below any revisions to disclosure in the Registration Statement contemplated by the response. The Registrant acknowledges that the Registrant is responsible for the adequacy and accuracy of the Registration Statement.

Prospectus

Fund summary – Fees and expenses

2. Comment: Putnam Investment Management, LLC’s (“Putnam Management”) contractual obligation to waive its management fee for the Fund is referenced in a footnote to the “Annual fund operating expenses.” Please confirm supplementally whether Putnam Management is permitted to recoup any of the fees waived pursuant to this arrangement.

Response: The Registrant confirms that Putnam Management is not permitted to recoup any of the fees waived pursuant to its contractual obligation to limit waive its management fee for the Fund.

Fund summary – Investments, risks, and performance

3. Comment: Please consider adding sub-headings or bullet points to distinguish each risk factor discussed under the heading “Risks.”

Response: The Registrant respectfully declines to make this change. The Registrant believes that the Fund’s narrative risk disclosure provided under the heading “Risks” is appropriate in light of the requirements of Item 4(b)(1) of Form N-1A.

4. Comment: Please include in the 485(b) Amendment the bar chart required by Item 4(b)(2)(ii) of Form N-1A.

Response: The Registrant confirms that the 485(b) Amendment will include the bar chart required by Item 4(b)(2)(ii) of Form N-1A.

Fund summary – Your fund’s management

5. Comment: Under the heading “Portfolio managers,” please consider disclosing the month (in addition to the year) that each of the Fund’s portfolio managers assumed responsibility for the Fund’s investments.

Response: The Registrant respectfully declines to make this change. The Registrant believes that the current disclosure, which provides the year that each portfolio manager assumed responsibility for the Fund’s investments, appropriately indicates the portfolio manager’s length of service as required by Item 5(b) of Form N-1A.

6. Comment: Please confirm that the reference to Putnam Investments Limited (“PIL”) as a sub-advisor to the Fund is appropriate in light of Instruction 1 to Item 5(a) of Form N-1A, which states that a Fund need not identify a sub-advisor whose sole responsibility for the

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Fund is limited to day-to-day-management of the Fund’s holdings of cash and cash equivalents.

Response: The Registrant believes that it is appropriate to identify PIL as a sub-advisor to the Fund. Although PIL is not currently managing any assets of the Fund, PIL has entered into contractual arrangements with respect to the management of Fund assets and may manage Fund assets in the future. The Registrant notes that PIL’s responsibility for the Fund under those arrangements is not limited to day-to-day management of the Fund’s holdings of cash and cash equivalents. Rather, as disclosed under the heading “The fund’s investment manager” in the section “Who oversees and manages the fund?” of the Prospectus, PIL may manage any Fund assets as may be designated from time to time for its management by Putnam Management, which may include any Fund assets that are not cash or cash equivalents. Accordingly, the Registrant believes that that the reference to PIL is appropriate and consistent with the requirements of Item 5(a) of Form N-1A.

Fund summary – Purchase and sale of fund shares

7. Comment: Please disclose any minimum initial or subsequent investment requirements for the Fund as required by Item 6(a) of Form N-1A.

Response: The Registrant has revised the first paragraph under the heading “Purchase and sale of fund shares” as follows (new language denoted by underlined text):

Class P shares are only available to other Putnam funds and other accounts managed by Putnam Management or its affiliates. Class G shares are only available to Putnam fund-of-funds accounts. There is no minimum for initial or subsequent investments.

What are the fund’s main investment strategies and related risks?

8. Comment: The Commission Staff notes that, as disclosed under the heading “Derivatives,” the Fund may engage in a variety of transactions involving derivatives. Please ensure that the disclosure under the heading “Derivatives” is appropriately tailored for each type of derivatives instrument that the Fund is expected to use as part of its principal investment strategies and the principal risks associated with the use of those instruments. For additional guidance, please refer to the letter from Mr. Barry Miller, Associate Director of the SEC's Office of Legal Disclosure, to Ms. Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (“Barry Miller Letter”).

Response: The Registrant has reviewed the disclosure under the heading “Derivatives” in light of the Barry Miller Letter and believes that the disclosure appropriately reflects the types of derivative instruments the Fund is expected to use as part of its principal investment strategies and the principal risks associated with the use of those instruments. Additionally, Putnam Management has determined that, although the Fund may use the derivative instruments identified in the disclosure, they are not expected to represent a primary focus of the Fund. Accordingly, the Registrant has revised the first sentence of the first paragraph under the heading “Derivatives” as follows (new language denoted by underlined text):

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We may engage in a variety of transactions involving derivatives, such as futures, options, and swap contracts, although they do not represent a primary focus of the fund.

In light of the foregoing, the second paragraph under the heading “Investments” in the Fund summary section has been revised as follows to remove references to the Fund’s use of derivatives (deleted language denoted by strike-through text):

We may consider, among other factors, credit, interest rate and prepayment risks, as well as general market conditions, when deciding whether to buy or sell investments. ~~We may also use derivatives, such as futures, options and swap contracts, for both hedging and non - hedging purposes.~~

In addition, the following disclosure appearing under the heading “Risks” in the Fund summary section has been deleted in its entirety:

Our use of derivatives may increase the risks of investing in the fund by increasing investment exposure (which may be considered leverage) or, in the case of many over-the-counter instruments, because of the potential inability to terminate or sell derivatives positions and the potential failure of the other party to the instrument to meet its obligations.

9. Comment: The Commission Staff notes that the fourth sentence of the first paragraph under the heading “Derivatives” provides examples of the Fund’s use of derivatives for hedging and non-hedging purposes. Please consider whether to incorporate similar disclosure under the heading “Investments” in the Fund summary.

Response: The Registrant notes that, as indicated above, derivatives are not expected to represent a primary focus of the Fund and that, as a result, references to the Fund’s use of derivatives in the Fund summary section have been removed. Consistent with that approach, the Registrant does not believe that it would be advisable to incorporate disclosure providing examples of the Fund’s use of derivatives for hedging and non-hedging purposes under the heading “Investments” in the Fund summary.

Part C

Item 28. Exhibits

10. Comment: For each item listed in Item 28 that is incorporated by reference to a previous filing, please include the filing number for the previous filing.

Response: The Registrant notes that, for each item listed in Item 28 that is incorporated by reference to a previous filing, both the filing number under the Securities Act and the date of that filing are provided. The Registrant believes that the presentation in Item 28 complies with General Instruction D to Form N-1A, the instructions to Item 28 of Form N-1A, and the various rules referenced therein.

11. Comment: Please acknowledge that, for filings made after April 1, 2020, the amendments to Form N-1A adopted by the Commission pursuant to the release entitled “FAST Act

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Modernization and Simplification of Regulation S-K” (Release No. 33-10618; 34-85381 (March 20, 2019)) (the “Release”) require a registrant to include active hyperlinks to each exhibit identified the part C of its registration statement and that, in order to enable the inclusion of hyperlinks, the Registrant will submit the 485(b) Amendment in HTML format.

Response: The Registrant acknowledges that, for filings made after April 1, 2020, the Release requires hyperlinks to each exhibit identified in the part C and that the 485(b) Amendment will be submitted in HTML format in order to enable the inclusion of hyperlinks.

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I believe this letter addresses the Commission Staff’s comments. Should you have any further questions, please do not hesitate to call me at (617) 760-0044. Thank you for your assistance.

Very truly yours,

/s/ Caitlin Robinson

Caitlin Robinson
Counsel
Putnam Investments

cc:	James E. Thomas, Esq., Ropes & Gray LLP
James M. Forbes, Esq., Ropes & Gray LLP
Peter T. Fariel, Esq., Putnam Investments

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